193 King Street, Suite 300 Toronto, Ontario, Canada M5A 1J5

September 11, 2008

VIA EDGAR AND FIRST CLASS MAIL

Ms. Tracey Houser

Staff Accountant

Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Northern Ethanol, Inc.

Form 10-KSB for the Year Ended December 31, 2007

Filed April 16, 2008

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

File No. 333-145991

Response to Your Letter of August 18, 2008

Dear Ms. Houser:

In response to the matters raised in the staff’s letter dated August 18, 2008, we offer the following responses:

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 83

1.

We acknowledge that we did not follow the disclosure format required by Item 308T of Regulation S-B in our Form 10-KSB for the year ended December 31, 2007 and in our Form 10-QSB for the fiscal quarter ended March 31, 2008. We also acknowledge that we have not disclosed that we did not use the disclosure format required by Item 308T until after June 30, 2008 and as such we also had a weakness in the effectiveness of our disclosure controls as of June 30, 2008. Therefore we propose to amend our Controls and Procedures disclosure for the year ended December 31, 2007, for the fiscal quarter ended March 31, 2008 and for the fiscal quarter ended June 30, 2008 respectively with changes from the subject filings highlighted by black-line as per the attached Appendices 1, 2 and 3. We will also amend our Chief Executive Officer and Chief Financial Officer certifications for these periods accordingly.

2.

During the fourth quarter of the year ended December 31, 2007, we identified a weakness in our financial reporting process as it related to accounting for foreign currency translations that necessitated the restatement of results for the year ended December 31, 2006 and the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. This weakness was corrected during the fourth quarter of the year ended December 31, 2007. We enclose as Appendix 1 our proposed disclosure to address this change in internal controls in our amended Form 10-KSB for the Year Ended December 31, 2007, as black-lined against our April 16, 2008 filing.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

3.

During our conversation on September 11, 2008 we confirmed that our Form 10-Q filing of August 14, 2008 for the fiscal quarter ended June 30, 2008 did include a balance sheet on page F-1 as of December 31, 2007, the end of the preceding fiscal year.

If you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

s/Richard Smith

Richard Smith

Chief Financial Officer

cc:	Gordon Laschinger
Andrew Telsey, Esq.
Andrew Gertler

Appendix 1 to Northern Ethanol, Inc.’s response to SEC letter of August 18, 2008

Amended disclosure to Form 10-KSB for the Year Ended December 31, 2007, black-lined for changes

ITEM 8A (T)	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management with the participation of our Chief Executive Officer and ~~Principal~~ Chief Financial Officer, has evaluated the effectiveness our disclosure controls and procedures, as such term is defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 10KSB. Based on that evaluation, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are not effective at a reasonable assurance level due to the a material weakness discussed immediately below to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 ~~are~~ is (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Our management conducted an assessment of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO). Based on this assessment, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective due to the following material weakness.

Material Weaknesses and Related Remediation Initiatives

In our April 16, 208 filing of our Form 10KSB for the year ended December 31, 2007, we did not follow the disclosure requirements of Item 308T specifically excluding the following:

•	Heading the section as Item 8A(T) to identify that the disclosure was subject to Item 308T of Regulation S-B
•	A statement of management’s responsibility for establishing and maintaining adequate internal control over our financial reporting;

•	A statement identifying the framework used by management to evaluate the effectiveness of our internal control over financial reporting;
•	A discussion of our material weakness in disclosure controls as a result of not following the requirements of Item 308T;
•	A statement that our annual report does not require an attestation of our registered public accounting firm regarding our internal control over financial reporting;
•	Disclosure of a change in our internal controls from our last fiscal quarter;

We intend to have remedy this internal control weakness during our third fiscal quarter ended September 30, 2008 by filing amendments to our Form 10KSB for the year ended December 31, 2007 and to our Forms 10QSB and 10Q respectively for the fiscal quarters ended March 31, 2008 and June 30, 2008 to follow the disclosure requirements of Item 308T and to direct our management to maintain a current and in-depth knowledge on the disclosure requirements of the United States Securities and Exchange Commission.

This annual report on Form 10-KSB does not include an attestation report by our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management’s report in this annual report.

~~In the course of preparing our 2007 financial statements, management has identified the following weaknesses:~~

~~•~~

~~Segregation of Duties– Given our limited staff level, certain duties within the accounting and finance department cannot be properly segregated resulting in a weakness in the area of segregation of duties which could result in a material misstatement in our financial statements. This weakness is considered to be a common area of deficiencies for many smaller listed companies.~~

~~•~~

~~Financial Reporting Process– A weakness existed in regard to our financial reporting process as it related to accounting for foreign currency translations beginning in 2006 that necessitated the restatement of results for the year ended December 31, 2006.~~

~~We rely on certain compensating controls, including substantive periodic review of the financial statements by our Chief Executive Officer and Audit Committee.~~

~~Our independent registered accountants have not conducted an audit of the effectiveness of internal controls over financial reporting as of December 31, 2007.~~

CHANGES IN INTERNAL CONTROLS:

~~There have been no changes in our internal controls or in other factors that could significantly affect these controls and procedures during the year ended December 31, 2007.~~

During the most recently completed fiscal quarter we identified a material weakness in our internal controls related to our accounting for foreign currency translations that necessitated the restatement of results for the year ended December 31, 2006 and the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. As of December 31, 2007, we have changed our internal controls over the translation of the assets and liabilities of our Canadian subsidiaries to comply with SFAS No. 52, “Foreign Currency Translation”. This is the only change during our most recently completed fiscal quarter that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Appendix 2 to Northern Ethanol, Inc.’s response to SEC letter of August 18, 2008

Amended disclosure to Form 10-QSB for the Fiscal Quarter Ended March 31, 2008, black-lined for changes

ITEM 3(T)	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

~~We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules, regulations and related forms, and that such information is accumulated and communicated to the our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.~~

~~In the course of evaluating our internal controls over financial reporting as at March 31, 2008, management has identified the following weakness:~~

~~•~~

~~Segregation of Duties– Given our limited staff level, certain duties within the accounting and finance department cannot be properly segregated resulting in a weakness in the area of segregation of duties which could result in a material misstatement in our financial statements. This weakness is considered to be a common area of deficiencies for many smaller listed companies.~~

~~We rely on certain compensating controls, including substantive periodic review of the financial statements by our Chief Executive Officer and Audit Committee.~~

As of the end of the period covered by this quarterly report, our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of our disclosure controls and procedures. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective at a reasonable assurance level due to the a material weakness discussed immediately below to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Material Weaknesses and Related Remediation Initiatives

In our May 19, 2008 filing of our Form 10QSB for the fiscal quarter ended March 31, 2008, we did not follow the disclosure requirements of Item 308T specifically excluding the following:

•	Heading the section as Item 3A(T) to identify that the disclosure was subject to Item 308T of Regulation S-B
•	A statement that our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of our disclosure controls and procedures.;
•	A discussion of our material weakness in disclosure controls as a result of not following the requirements of Item 308T.

We intend to have remedy this internal control weakness during our third fiscal quarter ended September 30, 2008 by filing amendments to our Forms 10QSB and 10Q respectively for the fiscal quarters ended March 31, 2008 and June 30, 2008 to follow the disclosure requirements of Item 308T and to direct our management to maintain a current and in-depth knowledge on the disclosure requirements of the United States Securities and Exchange Commission.

Appendix 3 to Northern Ethanol, Inc.’s response to SEC letter of August 18, 2008

Amended disclosure to Form 10-Q for the Fiscal Quarter Ended June 30, 2008, black-lined for changes

ITEM 4T	CONTROLS AND PROCEDURES.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this quarterly report, our Chief Executive Officer and Chief Financial Officer conducted an evaluation of our disclosure controls and procedures. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective at a reasonable assurance level due to the a material weakness discussed immediately below to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is (i)recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms and (ii)accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Material Weaknesses and Related Remediation Initiatives

In our August 14, 2008 filing of our Form 10Q for the fiscal quarter ended June 30, 2008, we did not follow the disclosure requirements of Item 308T specifically excluding the following:

•	Heading the section as Item 4T to identify that the disclosure was subject to Item 308T of Regulation S-B
•	A discussion of our material weakness in disclosure controls as a result of not following the requirements of Item 308T as of June 30, 2008.

We intend to remedy this internal control weakness during our third fiscal quarter ended September 30, 2008 by filing amendments to our Form 10Q for the fiscal quarter June 30, 2008 to follow the disclosure requirements of Item 308T and to direct our management to maintain a current and in-depth knowledge on the disclosure requirements of the United States Securities and Exchange Commission.

CHANGES IN INTERNAL CONTROLS

          There have been no changes in our internal controls or in other factors that could significantly affect these controls and procedures during the six-month period ended June 30, 2008.